The Annual Meeting of the Stockholders of the Fund was held on June 6, 2002. The following is a summary of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:.
                            Votes in  Votes
                            Favor of  Against

Ronald E. Robison        10,550,949   153,619
Joseph J. Kearns         10,550,949   153,619
Michael Nugent           10,550,949   153,619
Fergus Reid              10,550,949   153,619